Exhibit (a)(1)(M)

Form of E-mail Update to Employees Regarding Offer to Exchange

Subject: Important Update — Option Exchange Program

Date: October 27, 2009

The purpose of this communication is to inform you that CombinatoRx has decided to extend the deadline for tendering stock options or withdrawing tendered stock options in its Option Exchange Program from 5:00 p.m., Eastern Time, on November 10, 2009 to 5:00 p.m., Eastern Time, on November 17, 2009. We have extended the Option Exchange Program to more closely align the expiration of the Program with the closing of the proposed merger, currently scheduled for November 17, 2009, between CombinatoRx and Neuromed Pharmaceuticals Inc., as consummation of the Option Exchange Program is conditioned upon, among other things, the closing of the Neuromed merger. An amendment to the Tender Offer Statement on Schedule TO incorporating this change has been filed with the Securities and Exchange Commission (“SEC”) today along with all related amended exhibits, a copy of which is attached to this e-mail. These written materials can also be accessed or obtained, free of charge, from the SEC’s website, www.sec.gov, on our website at www.combinatorx.com on the investors relations page under the “Financial Highlights” heading, or by contacting Jason Cole at 245 First Street, Third Floor, Cambridge, MA 02142, telephone 617-301-7000. As a reminder, the Offer to Exchange Certain Outstanding Stock Options for New Stock Options document detailing the Option Exchange Program is available on the CombinatoRx intranet under “Stock Options”.

If you have any questions regarding this communication or the Option Exchange Program, please contact Jason Cole at jcole@combinatorx.com.